BERKSHIRE HATHAWAY INC.

3555 FARNAM STREET

OMAHA, NEBRASKA 68131

TELEPHONE (402) 346-1400

FAX (402) 346-3375

February 4, 2011

Mr. Gus Rodriguez

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Berkshire Hathaway Inc.
Form 10-Q for the Quarterly Period Ended September 30, 2010
Filed November 5, 2010
File No. 001-14905

Dear Mr. Rodriguez:

The purpose of this letter is to summarize the conversations that were held between representatives of Berkshire Hathaway Inc. (“Company”) and representatives of the Commission’s Division of Corporation Finance (“the Staff”) on January 25, 2011 and January 31, 2011. These discussions were held for the purpose of clarifying the Commission’s comment letter to Berkshire dated December 10, 2010 regarding Berkshire’s Form 10-Q for the quarterly period ended September 30, 2010 and Berkshire’s written response to the Commission’s comment letter dated January 11, 2011. The following summarizes the two conversations referenced above and supplements our letter to the Commission dated January 11, 2011.

1.

We will record other-than-temporary impairment (“OTTI”) charges in the fourth quarter of our yearend 2010 financial statements to be included in our Form 10-K for the year ended December 31, 2010 with respect to the gross unrealized losses included in our investments in the common stocks of Swiss Re, Sanofi Aventis and U.S. Bancorp. We continue to believe that our ability and current intent to hold these investments for an extended period of time which would be sufficient to allow for an anticipated recovery in market value along with our opinion that the current financial condition and business prospects of each issuer are favorable suggests that it is likely that the market prices of each of these securities will recover to a level equal to or greater than our cost basis in each investment. However, as a result of our discussions, we recognize that the Staff believes that GAAP could be interpreted in such a manner that an OTTI charge should be

Mr. Gus Rodriguez, Accounting Branch Chief

United States Securities and Exchange Commission

recorded with respect to each of these investments given the length of time each investment has been impaired, the magnitude of the impairment and the fact that these investments continue to be impaired as of and subsequent to December 31, 2010.

2.

We do not intend to record an OTTI charge in our yearend 2010 financial statements with respect to our investment in the common stock of Wells Fargo. As of December 31, 2010, Berkshire held 358,936,125 shares of Wells Fargo common stock. About 30% of the shares were in a gross unrealized loss position of about $400 million and the other 70% were in a gross unrealized gain position of about $3.5 billion. In our opinion the impaired portion of our investment in Wells Fargo is not “other-than-temporarily” impaired. We base our opinion on the following: 1) our ability and current intent to hold the portion of the investment that is impaired until it recovers; 2) Wells Fargo reported record earnings for the year ended December 31, 2010 and its financial condition is strong; 3) the financial condition and business prospects of Wells Fargo are expected to remain strong; 4) the highest closing price of Wells Fargo during the twelve months ended December 31, 2010 was only approximately 2.5% under the average cost of the impaired portion of our investment; and 5) the closing market price on December 31, 2010 was approximately 11% under the average price of the impaired portion of our investment and subsequent to yearend and through February 3, 2011, the market price increased another 5.7%. Thus while the duration of the unrealized loss might be deemed to be significant, the severity of the loss has declined significantly.

3.

We do not intend to record an OTTI charge in our yearend 2010 financial statements with respect to the impaired portion of our investment in Kraft Foods. While a significant portion of Berkshire’s investment in Kraft Foods has been in a gross unrealized loss position for a little over two years at December 31, 2010, the gross unrealized loss related to that portion of our investment in Kraft Foods is just under 5% of our cost, which we do not believe is significant. The severity of the decline decreased significantly during 2010 compared with the 18% decline at December 31, 2009. Accordingly, we believe it is probable that the market value of Kraft Foods will increase to a level that at least equals the cost of the portion of our investment that is currently impaired in a relatively short period of time.

4.

To the extent that any portion of our investments in Wells Fargo and Kraft Foods continue to be impaired as of March 31, 2011, we will reassess whether or not OTTI charges should be recorded in connection with the preparation of our Form 10-Q for the quarterly period ending March 31, 2011. In our reassessments, we will consider the guidance in SAB Topic 5-M, including the duration and relative magnitude of the impairment.

Mr. Gus Rodriguez, Accounting Branch Chief

United States Securities and Exchange Commission

5.

Although the discussions with the Staff were focused on the five securities discussed above, we confirm that we will review the remainder of our portfolio to the extent we have other impaired investments as of December 31, 2010. We will evaluate the need for OTTI charges for such investments based on the guidance in SAB Topic 5-M. If deemed appropriate, we will record additional OTTI charges with respect to such other investments.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or further comments, please contact the undersigned at 402-978-5423.

Very truly yours,

BERKSHIRE HATHAWAY INC.

/s/ Marc D. Hamburg

By Marc D. Hamburg

Senior Vice President – Chief Financial Officer

cc:	Wayne Carnall – Chief Accountant
Todd Hardiman – Associate Chief Accountant
Mark Brunhofer – Senior Staff Accountant
Doug Barton – Deloitte & Touche
Christine Davine – Deloitte & Touche
John Howard – Deloitte & Touche
Ed Wilkins – Deloitte & Touche
Daniel J. Jaksich – Berkshire Hathaway Inc.